UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38499

ESSENDANT INC.

(Exact name of registrant as specified in its charter)

Delaware	36-3141189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

(847) 627-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share

Preferred Stock Purchase Rights1

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.10 per share:	One (1)
Preferred Stock Purchase Rights:	None

1.

The Preferred Stock Purchase Rights (the “Rights”) expired on January 31, 2019 pursuant to the terms of the Rights Agreement, dated as of May 17, 2018, as amended on May 29, 2018, as further amended on September 14, 2018, by and between Essendant Inc. (the “Company”) and Equiniti Trust Company, as rights agent. The Company initially filed a Form 8-A to register the Rights on May 17, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Essendant Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2019

ESSENDANT INC.

By:	/s/ Brendan McKeough
Name:	Brendan McKeough
Title:	Senior Vice President, General Counsel and Secretary